

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2014

Via E-mail
David S. Kravitz, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, NY 10022-2585

     Re: **Rand Logistics, Inc.**
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed August 18, 2014
           File No. 001-33345

Dear Mr. Kravitz:

       We have reviewed your response to our letter dated August 15, 2014 and have the following additional comments. Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

Background of the Solicitation, page 4

1. Refer to your revised disclosure in the fourth paragraph on page 5. Please clarify whether the offer made in the August 11 telephonic meeting by Mr. Lundin to Mr. Evans (whereby Mr. Evans was offered a seat on the Company's Board of Directors) is still open. Please also disclose how the company responded to the conditions articulated by Evans.

2. See our last comment above. Given that you recently offered Mr. Evans a seat on the Board, clarify why you are currently opposing his election.

3. We note your revised disclosure in the second full paragraph on page 6. To the extent not discussed in the last two paragraphs on page 6 and on page 7, please quantify the key operational metrics you reference and briefly discuss how you "have meaningfully improved" them.

4. We note your revised disclosure in the third paragraph of page 6. Please briefly explain why adding a Chief Operating Officer with extensive shipping knowledge would

potentially "confuse the managerial communication lines and authority" in light of the recent changes in management you describe in preceding paragraphs.

5. We note your response to prior comment 7. Please briefly explain what you mean by "non-duplicatable asset portfolio."

Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or me at (202) 551-3263 with any questions you may have.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions